UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-36129

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Springleaf Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

601 N.W. Second Street
Address of Principal Executive Office (Street and Number)

Evansville, Indiana 47708
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Springleaf Holdings, Inc. (the “Registrant”) has experienced a delay in completing the financial statements and related disclosures to be included in its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Annual Report”). As a result of this delay, the Registrant is unable to file its Annual Report by the prescribed filing date without unreasonable effort or expense.

The Registrant does not currently anticipate that its statements of operations, as will be reflected in the Annual Report when filed, will differ materially from its Fourth Quarter and Full Year 2013 statements of operations as disclosed in its press release dated March 11, 2014.

The Registrant’s inability to timely file its Annual Report is a result of time needed to address certain accounting matters.  We believe that these matters — accounting for structural attributes of certain securitizations and investment securities as embedded derivatives, and the accretion of the effective interest expense on certain indebtedness of the company — have been resolved.  However, for the purposes of filing the Annual Report, the recording of adjustments relating to these matters, together with recording to the appropriate periods certain previously recorded and disclosed out-of-period adjustments, are not yet complete.

           In addition, the Registrant expects to report in the Form 10-K a material weakness in its internal control over financial reporting in connection with accounting for complex transactions. The Company is determining the steps necessary to remediate the material weakness.

The Registrant currently anticipates that it will be able to complete the work described above in time for the Registrant to file its Form 10-K for the year ended December 31, 2013 within the 15 day extension provided by Rule 12b-25.  However, there can be no assurance that the Registrant will be able to file the Form 10-K within such 15 day period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Minchung (Macrina) Kgil	(812)	424-8031
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of 2012 and 2013 results, refer to the Registrant’s statements of operations for the Fourth Quarter and Full Year 2013, as disclosed in the Registrant’s press release dated March 11, 2014 and furnished as an exhibit to the Registrant’s Form 8-K dated March 11, 2014, as supplemented by the discussion herein in Part III.  The Registrant presently anticipates that its results for its fiscal year ended December 31, 2013 will be materially consistent with the results reported in such press release.

This Form 12b-25 contains “forward-looking statements” within the meaning of the U.S. federal securities laws.  Statements preceded by, followed by or that otherwise include the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include statements regarding the timing of filing of the Form 10-K and the contents thereof, including results of operations for the fiscal years and quarters ended December 31, 2013 and December 31, 2012. These statements involve predictions of our future financial condition, performance, plans and strategies, and are thus dependent on a number of factors including, without limitation, assumptions and data that may be imprecise or incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events. You should not rely on forward looking statements as the sole basis upon which to make any investment decision.

Springleaf Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2014	By	/s/ Minchung (Macrina) Kgil
Minchung (Macrina) Kgil
Senior Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).